IAMGOLD CORPORATION

TSX : IMG NYSE : IAG

NEWS RELEASE

IAMGOLD ANNOUNCES CEO SUCCESSION: GORDON STOTHART APPOINTED, STEPHEN LETWIN RETIRING

Toronto, Ontario, January 16, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that CEO Stephen J.J. Letwin has announced his intention to retire following a successful decade at the helm of IAMGOLD and P. Gordon Stothart, President and COO, will succeed Mr. Letwin in the role of President and Chief Executive Officer and will join the Board of Directors, effective March 1, 2020. Mr. Letwin and Mr. Stothart have worked closely since Mr. Letwin's appointment as CEO a decade ago. This long shared tenure provides for an effective and seamless transition of leadership. The transition is part of the ongoing succession planning by the Board of Directors. Mr. Letwin will continue to be available to assist in the transition post-retirement as a consultant, particularly in the area of government relations.

Steve Letwin was appointed President and Chief Executive Officer and director of the Board of IAMGOLD on November 1, 2010. Specializing in corporate finance, operational management, and mergers and acquisitions, Mr. Letwin brought to IAMGOLD over 30 years of experience from the highly-competitive resource sector. During his time with IAMGOLD, he aligned the Company with a vision of an intermediate, pure gold play, managed government relations with our partners in Suriname, Burkina Faso and Senegal, and led corporate strategy.

Don Charter, Chair of IAMGOLD's Board of Directors, stated, "On behalf of the Board of Directors of IAMGOLD, I would like to thank Steve for his many and significant contributions over the past decade, of which there are too many to list. We recognise and appreciate his efforts in working with our stakeholders across the globe, successfully engaging the capital markets, local communities, government and our own employees. His active, hands-on approach to government relations set him apart in this industry and was key to our ability to operate and expand in the countries in which we are located, establishing the Company's reputation as a reliable and engaged partner. As he departs, the Company is in a strong financial position with an enviable pipeline of development and exploration projects upon which the Company will continue to build".

Gordon Stothart joined IAMGOLD in December of 2007 and has over 20 years of mining industry experience. As COO, Mr. Stothart oversaw all aspects of operations and project development. Prior to joining IAMGOLD, Mr. Stothart managed and developed three major copper projects in South America and provided oversight of the large scale Antamina and Collahuasi mines. Mr. Stothart was appointed Chair of the Mining Association of Canada in June 2019. He graduated from the University of British Columbia in 1987 with a Double Major in Mining and Mineral Process Engineering.

"We are very pleased to announce Gord's appointment to the role of CEO," said Mr. Charter. "His deep knowledge of both the Company and the mining industry combined with his collaborative leadership style and adaptability to new challenges will serve him and the Company well. Gord is highly respected within our industry and focussed on achieving success for all of IAMGOLD's stakeholders. He is the right successor to Steve, with the leadership and vision to build upon the Company's successes."

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.